[Calfee, Halter & Griswold LLP Letterhead]

May 12, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance — Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christina Chalk

Re:	Everflow Eastern Partners, L.P.

Amendment No. 1 to Schedule TO-I

File No. 005-42364

Ladies and Gentlemen:

On behalf of Everflow Eastern Partners, L.P. (“Everflow” or the “Company”), we are transmitting for filing via the EDGAR system, Amendment No. 1 to the above-captioned Schedule TO-I (“Amendment No. 1”). This Amendment No. 1 reflects revisions relating to certain disclosures contained in the Schedule TO-I and its exhibits in response to your comments.

This letter also responds to your comments on the Schedule TO-I which were issued in your letter to Mr. Michael Rathburn dated May 5, 2023. For your convenience, we have repeated your comments in italics followed by our supplemental response or reference to revised disclosure that appears in Amendment No. 1.

Schedule TO-I filed April 28, 2023

Identity and Background of Filing Person, page 2

SEC Comment #1:

Please revise to include the information required by Item 1003(a) of Regulation M-A with respect to each person specified in Instruction C to Schedule TO.

Response:

The Company respectfully submits that it believes it has already provided the information required by Item 1003(a) of Regulation M-A with respect to each person specified in Instruction C to Schedule TO. The Company notes that Instruction C does not apply to Item 3 of Schedule TO for issuer tender offers. In response to Item 3, the Company has already provided its name, business address and business telephone number, and has provided the name of its General Partner (Everflow Management Limited, LLC) and the name of the Managing Member of its General Partner (Everflow Management Corporation), as well as the business address of both entities.

Securities and Exchange Commission

May 12, 2023

Nonetheless, in response to this Comment, the Company has revised Amendment No. 1 to include the information responsive to Item 1003(a) of Regulation M-A with respect to the officers and directors of Everflow Management Limited, LLC and Everflow Management Corporation. The Company has also revised Item 8 of Amendment No. 1 to specifically refer to such officers’ and directors’ beneficial ownership of the Company’s securities.

Offer to Purchase for Cash

Introduction, page 9

SEC Comment #2:

We note your disclosure on page 9 that “Canfield Energy Ltd., an entity in which certain officers and directors of EMC have ownership interests, intends to tender 1,447 Units pursuant to the Offer” and that “[t]he Company has been advised that no other executive officers or directors of EMC intend to tender Units pursuant to the Offer (emphasis added). If Units are to be purchased from any other affiliates of the Company, please revise to disclose. See Item 1004(b) of Regulation M-A.

Response:

The Company has revised the Offer to Purchase at page 9 to clarify that “no other executive officers or directors of EMC or affiliates of the Company intend to tender Units pursuant to the Offer.”

Offer to Purchase — Risk Factors, page 9

SEC Comment #3:

We note the following statement on page 10 of the Offer to Purchase: “Management has previously explored the possible sale of the Company, but has not discussed the potential sale of the Company with any potential purchaser in the past several years.” Please revise to clarify when the Company “previously” explored the possible sale, and how it did so, describing any steps taken to analyze and pursue the sale option. Your expanded disclosure should make clear why this disclosure appears under Risk Factors.

Securities and Exchange Commission

May 12, 2023

Response:

The Company has revised the Offer to Purchase at page 10 to remove in its entirety the following sentence: “Management has previously explored the possible sale of the Company, but has not discussed the potential sale of the Company with any potential purchaser in the past several years.” The discussions concerning the potential sale referenced took place more than 20 years ago. After further consideration, the Company believes the circumstances of such potential sale are not material and in any event no longer warrant discussion in a risk factor.

SEC Comment #4:

Refer to the following statement on page 11 of the Offer to Purchase under the subheading “Decrease in Cash and Equivalents to Fund the Offer”: If the Company needs to use a significant portion of its cash and equivalents for the Offer, it may be forced to reduce future discretionary cash distributions to Unitholders.” Revise to clarify what would constitute a “significant portion” for these purposes.

Response:

The Company has revised the Offer to Purchase at page 11 to delete the subject sentence because the Company believes it has adequate cash and equivalents to fund the Offer, if fully subscribed, without reducing future discretionary cash distributions.

Certain Conditions of the Offer, page 15

SEC Comment #5:

While the Offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to assert such conditions and by implication terminate the Offer “regardless of the circumstances giving rise to any such condition[s]” potentially renders the Offer illusory because the action or inaction of the Company or its affiliates could serve as justification for terminating the Offer. To avoid the Offer potentially constituting an illusory offer in contravention of Section 14(e) of the Exchange Act, please revise to remove the implication that the Offer conditions may be triggered by action or inaction of the Company or any of its affiliates.

Response:

The Company has revised the Offer to Purchase to remove the implication that the Offer conditions may be triggered by action or inaction of the Company or any of its affiliates.

Securities and Exchange Commission

May 12, 2023

SEC Comment #6:

We note the following disclosure: “The Company’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or before the Expiration Date.” This language suggests that if a condition is “triggered” and the offeror fails to assert the condition, the offeror will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the offeror may be required to extend the Offer and recirculate new disclosure to Unitholders. Please confirm the Company’s understanding in your response letter. In addition, when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Offeror should inform the Unitholders how it intends to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding in your response letter.

Response:

The Company hereby confirms its understanding that, depending on the materiality of the waived condition and the number of days remaining in the Offer, when a condition is triggered and the Company decides to proceed with the Offer anyway, the Company may be required to extend the Offer and recirculate new disclosure to Unitholders.

Furthermore, the Company hereby confirms its understanding that when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Company should inform the Unitholders how it intends to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

SEC Comment #7:

Refer to the disclosure in the first paragraph of this section. Revise to clarify that the Company may “postpone the purchase of, or payment for, Units tendered” only if it extends the Offer.

Response:

The Company has revised the first paragraph of this section to clarify that the Company may only postpone the purchase of, or payment for, Units tendered if it extends the Offer.

SEC Comment #8:

Refer to subparts (a) and (b) here. So that Unitholders can understand the scope of these Offer conditions, briefly explain, by footnote or otherwise, what would cause the partnership status of the Company to terminate under Section 708 of the Code or jeopardize its status as a partnership for federal income tax purposes.

Securities and Exchange Commission

May 12, 2023

Response:

The Company has revised its disclosure in response to this Comment. The Company has removed the offer condition relating to Section 708 of the Code because, after further consideration, it believes Section 708 of the Code can no longer apply to it or serve as a condition to the Offer.

Furthermore, the Company has included the following disclosure (via footnote) to briefly explain what might jeopardize its status as a partnership for federal income tax purposes:

“The Company is currently treated as a partnership for U.S. federal income tax purposes.  If the Company were deemed to be a “publicly traded partnership,” it might cease to be eligible for such partnership status and instead become taxable as though it were a corporation.  Under Section 7704 of the Code, a “publicly traded partnership” is any partnership with interests that are traded on an established securities market or are readily tradable on a secondary market or its substantial equivalent.”

SEC Comment #9:

Refer to subpart (e) on page 16. Revise to clarify what you mean by a “limitation on prices for” traded securities, or delete.

Response:

The Company has revised page 16 to delete the phrase “or limitation on prices for” in response to this Comment.

Thank you for your prompt attention to this filing. Should you require any further information from the Company or if you have any questions concerning any of the matters addressed in this letter, please do not hesitate to contact me at (216) 622-8253 or gharvey@calfee.com.

Very truly yours, /s/ Gregory S. Harvey Gregory S. Harvey

cc:	Michael Rathburn

Everflow Eastern Partners, L.P.